82-5151

SUPPL

Quarterly Information

Telefônica Data Brasil Holding S.A. - TDBH

Quarter ended June 30, 2006
with Special Review Report of Independent Auditors

(A free translation of the original issued in Portuguese)

TELEFÔNICA DATA BRASIL HOLDING S.A. - TDBH

QUARTERLY INFORMATION

June 30, 2006

Contents

SPECIAL REVIEW REPORT OF INDEPENDENT AUDITORS
(A free translation of the original issued in Portuguese)

To the Board of Directors and Shareholders
Telefônica Data Brasil Holding S.A.
São Paulo – SP

1. We have conducted a special review of the Quarterly Information (ITR) (Parent Company and Consolidated) of Telefônica Data Brasil Holding S.A. and its subsidiaries (Company in corporate restructuring phase – refer to note 27 to the Quarterly Information), for the quarter ended June 30, 2006, which comprised the balance sheet at June 30, 2006, the statements of income for the quarter and six-month period ended at that date, the performance report and other relevant information, prepared under responsibility of the Company and subsidiaries' management and in accordance with the accounting practices adopted in Brazil.

2. Our review was conducted in accordance with specific standards established by the Brazilian Institute of Independent Public Accountants - IBRACON, in conjunction with the Federal Accounting Council, mainly comprising: (a) inquiries of and discussions with the officials responsible for the Company and subsidiaries' accounting, financial and operational areas, as to the main criteria adopted in preparing the quarterly information; and (b) review of information and subsequent events that had or might have had relevant effects on the Company and its subsidiaries' financial position and operations.

3. Based on our special review, we are not aware of any material modifications that should be made to the above mentioned Quarterly Information (Parent Company and Consolidated), for it to be in conformity with the accounting practices adopted in Brazil, applied consistently with the standards established by the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM), specifically applicable to the preparation of Quarterly Information.

São Paulo (SP), July 20, 2006

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP015199/O-6

Luiz Carlos Marques
Accountant CRC-1SP147693/O-5

TELEFÔNICA DATA BRASIL HOLDING S.A.

BALANCE SHEETS
June 30, 2006 and March 31, 2006
(In thousands of reais)
(A free translation of the original issued in Portuguese)

	Parent Company		Consolidated	
	June 30, 2006	**March 31, 2006**	**June 30, 2006**	**March 31, 2006**
Assets				
Current assets	**7,514**	8,048	**192,344**	155,957
Cash and cash equivalents	**10**	-	**29,469**	5,565
Receivables	**7,504**	8,048	**162,875**	150,392
Trade accounts receivable			**120,510**	113,059
Allowance for doubtful accounts	-	-	**21,200**	19,808
Deferred and recoverable taxes	-	-	**1,200**	1,204
Inventories	-	-	**12,721**	12,670
Intercompany receivables	**7,504**	8,048	**4,947**	1,417
Other	-	-	**2,297**	2,234
Noncurrent assets	-	-	**168,487**	172,617
Deferred and recoverable taxes	-	-	**166,220**	170,443
Intercompany receivables	-	-	**376**	672
Other	-	-	**1,891**	1,502
Permanent assets	**546,919**	539,633	**510,635**	532,600
Investments	**546,919**	539,633	**273,797**	279,701
Property, plant and equipment	-	-	**236,838**	252,899
Total assets	**554,433**	547,681	**871,466**	861,174

See accompanying notes.

	Parent Company		Consolidated	
	June 30, 2006	**March 31, 2006**	**June 30, 2006**	**March 31, 2006**
Liabilities and shareholders' equity				
Current liabilities	**318**	261	**307,260**	305,839
Loans and financing	**-**	-	**151,163**	136,131
Accounts payable	**252**	205	**69,147**	83,695
Taxes payable	**-**	-	**21,757**	17,929
Payroll and related charges	**-**	-	**28,366**	23,660
Temporary losses on derivatives	**-**	-	**14,881**	24,540
Intercompany payables	**66**	56	**17,479**	13,503
Other			**4,467**	6,381
Noncurrent liabilities	**-**	-	**10,091**	7,915
Reserve for contingencies	**-**	-	**3,358**	1,503
Provision for dismantling of assets	**-**	-	**4,939**	4,939
Plan for executive incentives	**-**	-	**1,794**	1,473
Shareholders' equity	**554,115**	547,420	**554,115**	547,420
Capital	**702,879**	702,879	**702,879**	702,879
Accumulated losses	**(148,764)**	(155,459)	**(148,764)**	(155,459)
Total liabilities and shareholders' equity	**554,433**	547,681	**871,466**	861,174

See accompanying notes.

TELEFÔNICA DATA BRASIL HOLDING S.A.

STATEMENTS OF INCOME
Quarters ended June 30, 2006 and 2005
(In thousands of reais – R$, except earnings per share)
(A free translation of the original issued in Portuguese)

	Parent Company		Consolidated	
	Quarter ended June 30, 2006	Quarter ended June 30, 2005	Quarter ended June 30, 2006	Quarter ended June 30, 2005
Gross operating revenue	-	-	**242,846**	217,824
Deductions:	-	-	**(43,044)**	(37,999)
Net operating revenue	-	-	**199,802**	179,825
Cost of services provided	-	-	**(126,833)**	(115,536)
Gross profit	-	-	**72,969**	64,289
Operating income (expenses)	**6,695**	4,798	**(61,010)**	(56,559)
Selling	-	-	**(24,983)**	(22,181)
General and administrative	**(601)**	(331)	**(21,878)**	(18,794)
Financial expenses	-	-	**(27,229)**	(39,318)
Financial income	-	-	**20,581**	29,670
Other, net	**(5,894)**	(3,215)	**(7,501)**	(5,936)
Equity pick-up	**13,190**	8,344	-	-
Income (loss) from operations	**6,695**	4,798	**11,959**	7,730
Other nonoperating income, net	-	-	**189**	1,892
Income (loss) before income and social contribution taxes	**6,695**	4,798	**12,148**	9,622
Income and social contribution taxes	-	-	**(5,453)**	(4,824)
Net income (loss)	**6,695**	4,798	**6,695**	4,798
Shares outstanding at end of quarter (thousands)	**1,071,153,386**	1,071,153,386		
Earnings (loss) per thousand shares (R$)	**0.01**	0.00		

See accompanying notes.

TELEFÔNICA DATA BRASIL HOLDING S.A.

STATEMENTS OF INCOME
Six-month periods ended June 30, 2006 and 2005
(In thousands of reais – R$, except earnings per share)
(A free translation of the original issued in Portuguese)

	Parent Company		Consolidated	
	June 30, 2006	**June 30, 2005**	**June 30, 2006**	**June 30, 2005**
Gross operating revenue	**-**	-	**481,965**	428,801
Deductions :	**-**	-	**(85,787)**	(74,768)
Net operating revenue	**-**	-	**396,178**	354,033
Cost of services provided	**-**	-	**(257,780)**	(237,237)
Gross profit	**-**	-	**138,398**	116,796
Operating income (expenses)	**(43,049)**	5,757	**(130,552)**	(105,598)
Selling	**-**	-	**(48,467)**	(41,101)
General and administrative	**(1,084)**	(927)	**(46,701)**	(35,743)
Financial expenses	**-**	-	**(57,094)**	(75,749)
Financial Income	**-**	-	**42,996**	56,532
Other, net	**(11,798)**	(6,430)	**(21,286)**	(9,537)
Equity pick-up	**(30,167)**	13,114	**-**	-
Income (loss) from operations	**(43,049)**	5,757	**7,846**	11,198
Other nonoperating income, net	**-**	-	**390**	1,896
Income (loss) before income and social contribution taxes	**(43,049)**	5,757	**8,236**	13,094
Income and social contribution taxes	**-**	-	**(51,285)**	(7,337)
Net income (loss)	**(43,049)**	5,757	**(43,049)**	5,757
Shares outstanding at end of quarter (thousands)	**1,071,153,386**	1,071,153,386		
Earnings (loss) per thousand shares (R$)	**(0,04)**	0,01		

See accompanying notes.

TELEFÔNICA DATA BRASIL HOLDING S.A.

NOTES TO THE QUARTERLY INFORMATION
June 30, 2006
(In thousands of reais, unless otherwise stated)

1. Operations and Background

a) Ownership control and operations

Telefônica Data Brasil Holding S.A. (the "Company") was formed on January 30, 2001, as a result of a partial spin-off of Telecomunicações de São Paulo S.A. ("Telesp"), represented by the investment in the wholly-owned subsidiary Telefônica Empresas S.A. and receivables from that subsidiary, approved at a Special General Meeting held on the same date.

The Company is headquartered in the capital city of São Paulo state. TDBH is a company of the Telefônica Group, the telecommunication leader in Spain present in many European and Latin American countries. At June 30, 2006, the Telefônica Group had a total interest of 93.98% in the capital of the Company, 92.94% of which represented by common shares and 94.50% by preferred shares.

The Company is registered with the Brazilian Securities Commission (CVM) as a publicly traded company and its shares are traded on the São Paulo Stock Exchange (BOVESPA). The Company is also registered with the US Securities and Exchange Commission (SEC) through American Depositary Shares – ADS's – Level I.

The Company's principal activities are:

- Controlling a subsidiary that operates packet-switched network services, as well as providing other telecommunications and related services.

- Promoting, through subsidiaries or affiliates, the expansion and implementation of packet-switched network services and other related services in its concession area.

- Promoting, performing or assisting in fund-raising from internal and external sources for the Company or its subsidiaries.

- Effecting or promoting the import of assets and services for its subsidiaries, performing other similar or related activities and holding equity interests in other companies.

The Company, through a wholly-owned subsidiary Telefônica Empresas, holds authorization by the National Telecommunications Agency (Anatel) to provide Multimedia Telecommunication Service (SCM) nationwide.

1. Operations and Background (Continued)

b) Subsidiaries

At December 31, 2005, the wholly-owned subsidiary Telefônica Empresas S.A. acquired the net assets of Telefônica Móbile Solutions do Brasil Ltda. and Adquira do Brasil Ltda. at their book value (see Note 8.c) which were merged on the same date.

With the merger of Adquira do Brasil Ltda., the wholly-owned subsidiary Telefônica Empresas S.A. became the holder of a 99.9% interest in the capital of Katalyx Cataloguing do Brasil Ltda., consolidated in the financial statements of Telefônica Data Brasil Holding S.A.

2. Presentation of Quarterly Information

The Quarterly Information (Company and Consolidated) has been prepared in accordance with the accounting practices adopted in Brazil and accounting procedures and standards established by the Brazilian Securities Commission (CVM).

The consolidated Quarterly Information includes the balances and transactions of the wholly-owned subsidiary Telefônica Empresas S.A., in accordance with standards established by the CVM.

In consolidation, all intercompany balances and transactions have been eliminated and the subsidiary's accounting practices are consistent with those adopted by the Company.

Certain accounts were reclassified in the June 30, 2005 Quarterly Information, to allow adequacy and consistency thereof with the current period. However, the amount of these reclassifications is not material in relation to the quarterly information, as such, they were not detailed herein.

3. Summary of Significant Accounting Practices

The Quarterly Information for the quarter ended June 30, 2006 have been prepared in accordance with principles, practices and criteria applied consistently with those used to prepare the financial statements for the last fiscal year, and should be read together with those financial statements.

(In thousands of reais, unless otherwise stated)

4. Cash and Cash Equivalents

	Consolidated	
	Jun/2006	**Mar/2006**
Cash and banks	**12,068**	676
Short-term investments	**17,401**	4,889
Total	**29,469**	5,565

Short-term investments are composed of highly liquid investments.

5. Trade Accounts Receivable, Net

	Consolidated	
	Jun/2006	**Mar/2006**
Billed amounts	**73,809**	84,743
Unbilled amounts	**63,764**	46,380
	137,573	131,123
Allowance for doubtful accounts	**(17,063)**	(18,064)
Total	**120,510**	113,059

Falling due	**96,101**	90,403
Past-due – 1 to 30 days	**11,831**	13,868
Past-due – 31 to 60 days	**4,508**	4,427
Past-due – 61 to 90 days	**3,256**	3,371
Past-due – 91 to 120 days	**2,936**	1,380
Past-due – more than 120 days	**18,941**	17,674
Total	**137,573**	131,123

(In thousands of reais, unless otherwise stated)

6. Deferred and Recoverable Taxes

	Consolidated	
	Jun/2006	**Mar/2006**
Recoverable taxes:	**30,241**	29,084
Income and social contribution taxes (i)	**3,272**	2,992
Prepaid income and social contribution taxes	**1,472**	1,295
ICMS (state VAT)	**15,437**	18,040
PIS and COFINS (taxes on revenue)	**5,986**	3,733
Other	**4,074**	3,024
Deferred taxes:	**157,179**	161,167
Income tax on temporary differences	**11,855**	12,385
Social contribution tax on temporary differences	**4,268**	4,458
Income tax loss carryforwards	**-**	167
Social contribution tax loss carryforwards	**-**	60
Transferred tax credit - Figueira	**140,560**	143,601
Transferred tax credit – Katalyx Transportation	**496**	496
Total	**187,420**	190,251
Current	**21,200**	19,808
Noncurrent	**166,220**	170,443

(i) The balances of recoverable income and social contribution taxes are being offset against other federal taxes.

The Company's management expects to recover deferred tax credits as of June 30, 2006 as follows:

Year	Amount
2006	19,483
2007	5,070
2008	14,582
2009	33,481
2010	52,945
2011	31,618
	157,179

Approval of the corporate restructuring mentioned in Note 27 required that the balances corresponding to income and social contribution taxes on tax losses be written off, as set forth by current tax legislation.

(In thousands of reais, unless otherwise stated)

6. Deferred and Recoverable Taxes (Continued)

Tax credit resulting from merger - Figueira

The shareholding reorganization occurred in 2001 (note 8.b) was implemented so as to prevent amortization of goodwill on merger from having an adverse impact on future income, in both the consolidated financial statements and those of subsidiary Telefônica Empresas S.A.

The accounting records performed for corporate and tax purposes of subsidiary Telefônica Empresas S.A., are contained in specific accounts referred to goodwill and provision (related to merger) and the corresponding amortization, reversal of provision and realization of tax credit, are as follows:

	Consolidated	
	Jun/2006	**Mar/2006**
Goodwill	**413,413**	422,358
Provision	**(272,853)**	(278,757)
Net Amount	**140,560**	143,601

	Consolidated	
	Jun/2006	**Jun/2005**
Goodwill amortization	**(17,890)**	(9,743)
Provision reversal	**11,807**	6,430
Tax credit	**6,083**	3,313
Effect on income	**-**	-

For the calculation of the transferred tax credit, income and social contribution tax rates are 25% and 9%, respectively.

As shown above, goodwill amortization, net of provision reversal and the related tax credit, did not generate any effects on net income (loss) for the periods ended June 30, 2006 and 2005.

For a fair presentation of the Company's financial position and results of its operations, the net amount of R$140.560 (R$143.601 as of March 31, 2006) which essentially represents the transferred tax credit, was reclassified in the balance sheet to deferred and recoverable taxes, in noncurrent assets, in accordance with CVM Instruction No. 349, of March 6, 2001. Goodwill amortization and provision reversal are recognized in the accounting records as operating income and expenses and the subsidiary's corresponding tax credit is recognized in the financial statements as provision for income and social contribution taxes.

(In thousands of reais, unless otherwise stated)

7. Other Assets

	Consolidated	
	Jun/2006	**Mar/2006**
Advances to employees	**3,127**	837
Advances to suppliers	**1,556**	461
Judicial deposits	**1,704**	1,227
Other	**451**	394
Total	**6,838**	2,919
Current	**4,947**	1,417
Noncurrent	**1,891**	1,502

8. Investments

a) Investment balance

	Parent Company	
	Jun/2006	**Mar/2006**
Telefônica Empresas S.A.	**274,066**	260,876
Goodwill on investment acquisition	**272,853**	278,757
Total	**546,919**	539,633

The ownership interest in the wholly-owned subsidiary Telefônica Empresas S.A. arises from the spun-off portion of the equity of Telesp, and includes the special goodwill reserve resulting from the corporate restructuring described on note 8 b.

(In thousands of reais, unless otherwise stated)

8. **Investments** (Continued)

a) Investment balance (Continued)

The main data regarding the subsidiary is as follows:

	Jun/2006	Mar/2006
Capital	**235,235**	235,235
Capital reserves (goodwill and donation)	**156,341**	156,341
Accumulated losses	**(117,510)**	(130,700)
Subsidiary's shareholders' equity	**274,066**	260,876
Number of common shares without par value outstanding at the balance sheet date and held by the Company	**241,526**	241,526
Ownership percentage	**100%**	100%
	Jun/2006	**Jun/2005**
Subsidiary's gain (loss) recorded as equity pick-up by the Company	**(30,167)**	13,114

b) Corporate restructuring of subsidiaries

In June 2001, the Company increased the capital of Figueira Administração e Participações S.A. ("Figueira") by R$495,080, equivalent to 50% of its capital, represented by 3,837,651 common and 7,675,302 preferred shares. Figueira was a subsidiary of Banco Itaú S.A. by the time and held operational assets related to the telecommunication network operation for this bank, as well as investments corresponding to 73% of total capital (20% of voting capital and 100% of preferred shares) of Galáxia Administração e Participações S.A. (company holding the authorization to provide Multimedia Communication Service).

In July 2001, Figueira was partially spun-off, with the transfer of operational assets and investments to the wholly-owned subsidiary Spanish Participações S.A. ("Spanish"), at book value, in accordance with a specialized company's report, dated July 27, 2001, and the spun-off net worth was R$37,828.

This operation generated goodwill of R$456,478 (R$413,413, net of amortization as of June 30, 2006), based upon the subsidiary's expected future profitability, to be amortized over the period established by prevailing tax legislation and regulation.

(In thousands of reais, unless otherwise stated)

8. **Investments** (Continued)

b) Corporate restructuring of subsidiaries (Continued)

According to the Extraordinary Shareholders' Meeting held on October 26, 2001, the shareholders and members of the companies involved approved a corporate restructuring proposal, including capital contribution to subsidiary through investment and subsequent mergers without change to voting rights, dividend receipts and equity rights of Telefônica Empresas S.A.'s shareholders, based on the book values of the companies involved and the appraisal report prepared by a specialized firm. This restructuring did not require prior authorization by the National Telecommunications Agency (ANATEL) or any other regulatory authorities.

The transferred goodwill had as matching entries deferred charges and a special goodwill reserve set up upon the absorption of the net assets of companies involved in the restructuring. The special goodwill reserve in Telefônica Empresas S.A. was set up in favor of the controlling shareholder in view of the future tax benefit to be earned through issuance of shares. In the Company's balance sheet, said goodwill is classified as goodwill on investment acquisition, net of tax credit of R$140,560 (R$143,601 at March 31, 2006). In the consolidated balance sheet, the tax credit is recorded in noncurrent assets, due to its nature.

In accordance with the business plans prepared by management, this goodwill is recoverable in future transactions within ten years after the acquisition. Management is periodically conducting analyses regarding the recovery of goodwill in comparison to the results generated after the acquisition, based on the projection of expected future operating results. As of June 30, 2006, these studies indicated that no reserve is required for the amount recorded in the financial statements, and that no changes are required in the goodwill amortization criterion defined below:

Year	Amount
2006	17,891
2007	57,515
2008	86,900
2009	91,296
2010	91,296
2011	68,515
	413,413

c) Acquisition of investments

As described in Note 1, the subsidiary Telefônica Empresas S.A. acquired the net assets of Telefônica Móbile Solutions do Brasil Ltda. and Adquira do Brasil Ltda., at their book value as of November 30, 2005, based on the appraisal report prepared by a specialized firm, plus changes in net equity through December 31, 2005, as follows:

(In thousands of reais, unless otherwise stated)

8. **Investments** (Continued)

c) Acquisition of investments (Continued)

	Adquira	TMSB
Assets		
Current	1,783	3,987
Permanent	1,610	21
	3,393	4,008
Liabilities		
Current	2,072	3,707
Noncurrent	1,211	-
	3,283	3,707
Net assets	110	301

Net assets is recorded as a balance payable to Telefônica Soluciones de Informática y Comunicaciones de Empresas, amounting to R$411.

9. Property, Plant and Equipment, Net

		Consolidated					
		Jun/2006			Mar/2006		
	Annual depreciaton rate.%	Cost	Depreciation	Net	Cost	Depreciation	Net
Assets and installations in service:		656,753	(437,283)	219,470	646,711	(412,089)	234,622
Switching and transmission equipment	20.0	300,995	(235,068)	65,927	298,926	(225,068)	73,858
Transmission equipment, aerial and underground cables, buildings, teleprinters, energy equipment and furniture	10.0	20,728	(9,430)	11,298	19,984	(8,881)	11,103
Private automatic switching center	25.0 (i)	188,885	(108,623)	80,262	185,049	(99,401)	85,648
IT equipment	20.0	25,364	(12,989)	12,375	24,265	(11,960)	12,305
Buildings and underground lines	4.0	433	(40)	393	433	(35)	398
Vehicles	20.0	4,675	(1,393)	3,282	4,721	(1,254)	3,467
Leasehold improvements	20.0	29,643	(25,966)	3,677	31,884	(25,565)	6,319
Software	20.0	85,717	(43,467)	42,250	81,136	(39,617)	41,519
Other	12.5	313	(307)	6	313	(308)	5
Assets and construction in progress	-	17,368	-	17,368	18,277	-	18,277
Total		674,121	(437,283)	236,838	664,988	(412,089)	252,899
Average depreciation rate %				22.38			23.61
Balance of fully depreciated assets				179,017			161,368

(i) The Company changed the depreciation rate based on report prepared by an independent expert, from 20% to 25%. Such change represented an increase in depreciation with relation to the same period of prior year for that group of property, plant and equipment totaling approximately R$3,900.

(In thousands of reais, unless otherwise stated)

9. Property, Plant and Equipment, Net (Continued)

The Company began recognizing the leasehold maintenance costs, recorded as noncurrent liabilities. The amount recognized corresponded to R$4,939 (R$2,875 net of amortization at June 30, 2006). This amount is amortized over the term of the property lease agreement.

10. Loans and Financing

	Consolidated Jun/2006		
	Interest rate	Maturity	Current
Loans in foreign currency	(*)	By 2007	150,208
Financing in local currency	103% of CDI	In 2006	955
Total			151,163

	Consolidado Mar/2006		
	Interest rate	Maturity	Current
Loans in foreign currency	(*)	By 2007	135,220
Financing in local currency	103% of CDI	In 2006	911
Total			136,131

(*)The foreign currency loans are as follows:

			Consolidated Jun/2006		
	Currency	(*) Annual interest rate	Principal	Interest	Total balance
Resolution No. 2770	USD	4.00% to 5.50%	97,153	3,554	100,707
Resolution No. 2770	JPY	2.5270% to 2.7783%	49,235	266	49,501
			146,388	3,820	150,208

			Consolidated Mar/2006		
	Currency	(*) Annual interest rate	Principal	Interest	Total balance
Resolution No. 2770	USD	4.00% to 5.50%	97,517	2,765	100,282
Resolution No. 2770	JPY	1.80%	34,527	411	34,938
			132,044	3,176	135,220

To reduce the risk of losses due to exchange rate fluctuations, which would increase debt balance in foreign currency, the subsidiary has entered into currency swap transactions as described in Note 26.

Loans are secured by promissory notes.

(In thousands of reais, unless otherwise stated)

11. Taxes Payable

	Consolidated	
	Jun/2006	**Mar/2006**
Direct and indirect taxes		
ICMS (State VAT)	**8,532**	7,748
PIS and COFINS (Social contribution taxes on gross revenue)	**5,867**	4,819
Income and social contribution taxes	**4,583**	3,119
FUST	**1,741**	1,325
Other	**1,034**	918
Total current	**21,757**	17,929

12. Payroll and Related Charges

	Consolidated	
	Jun/2006	**Mar/2006**
Salaries	**3,945**	3,332
Payroll charges	**15,562**	13,852
Benefits	**509**	493
Employees' profit sharing	**6,492**	4,075
Sales bonus	**1,858**	1,908
Total	**28,366**	23,660

13. Other Liabilities

	Consolidated	
	Jun/2006	**Mar/2006**
Refundable	**682**	1,634
Consignments for third parties	**2,871**	4,103
Advanced billing	**914**	643
Other	**-**	1
Current	**4,467**	6,381

(In thousands of reais, unless otherwise stated)

14. Reserve for Contingencies

The subsidiary Telefônica Empresas S.A. is a party to lawsuits involving labor, civil and tax claims in the normal course of its operations. The Company management, based on the opinion of its legal counsel, recognized a reserve for the lawsuits to which the chances of unfavorable outcomes were considered as probable, in the amount of R$3,358 ($1,503 as of March 31, 2006).

Shown below are the amounts involved and respective risk levels:

	Risk of unfavorable outcome			
Nature	**Probable**	**Possible**	**Remote**	**Total**
Labor	3,275	6,596	1,052	10,923
Civil	83	2,225	14,963	17,271
Tax	-	2,017	-	2,017
Total	3,358	10,838	16,015	30,211

On December 15, 2005, Anatel enacted Digest No. 1 (later renumerated as Digest No. 7), where it expresses its understanding that interconnection expenses shall not be excluded from the basis of assessment of the Contribution for the Fund for Universal Access to Telecommunications Services (FUST), changing its previous understanding that provided for such exclusion. The Digest is effective retroactively to January 2001. In view of the foregoing, on January 9, 2006, the Company, through Brazilian Association of Fixed Telephone Companies (ABRAFIX), filed writ applying for a court injunction to ensure the Company's right to exclude interconnection expenses when computing the basis of assessment of the FUST. The case is at trial court. The contingency was rated as possible by the Company's legal counsel. The amount involved until December 31, 2005 is R$2,017. Since December 2005, the Company is making judicial deposits for the amounts being questioned. A provision has been set up for the amount of the deposits made.

(In thousands of reais, unless otherwise stated)

15. Shareholder's Equity

a) Capital

As of June 30, 2006 and March 31, 2006, subscribed and paid-up capital is R$702,879, represented by book-entry shares without par value, as follows:

	Jun/2006	Mar/2006
Common shares	**358,716,131,431**	358,716,131,431
Preferred shares	**712,437,254,531**	712,437,254,531
Total outstanding shares	**1,071,153,385,962**	1,071,153,385,962
Net equity per thousand shares – R$	**0.52**	0.51

The Company is authorized to increase its capital up to the limit of 1,500,000,000,000 shares, either common or preferred. The Board of Directors has the right to decide on capital increases and the relevant issuance of shares, within the authorized capital limit, with no obligation to maintain the proportion of each type of share, except that preferred shares, nonvoting or with restricted voting rights, cannot exceed 2/3 of the issued shares.

Each common share is entitled to one vote at the Shareholders' Meetings; preferred shares are nonvoting, except under the terms established in the bylaws or legislation, and have preference to capital reimbursement, without premium, and dividends 10% higher than those attributed to common shares.

Shareholders have preferential rights in capital increases, in proportion to the number of shares held; based on a decision by the Board of Directors, the preferential right may be excluded in cases provided for in the Company's bylaws.

(In thousands of reais, unless otherwise stated)

16. Gross Operating Revenue

	Consolidated	
	Jun/2006	**Jun/2005**
Business Communication Services (ii)	**360,909**	324,611
Resale of goods (ii)	**10,685**	14,073
Commissions (i)	**43,857**	43,908
Solutions and outsourcing (ii)	**66,514**	46,209
Total	**481,965**	428,801

(i) Refers to the commission on voice services provided by Telesp to customers of the subsidiary Telefônica Empresas S.A. (Note 24).

(ii) To better present the Operating Revenue to the market, the Company reclassified the amounts presented in June 2005. The main reclassifications took place with relation to the items "Business Communication Services", "Resale of Goods" and "Solutions and outsourcing".

17. Cost of Services Provided and Goods Resold

	Consolidated	
	Jun/2006	**Jun/2005**
Personnel	**(27,442)**	(20,813)
Outsourced services	**(45,490)**	(43,015)
Rentals (i)	**(126,101)**	(116,240)
Depreciation and amortization	**(52,404)**	(46,954)
Leasing	**-**	(997)
Cost of goods resold (ii)	**(6,094)**	(7,338)
Other (ii)	**(249)**	(1,880)
Total	**(257,780)**	(237,237)

(i) Include rent paid to affiliated company Telesp for use of the network (Note 24).

(ii) To better present the Costs of Services Rendered and Goods Sold to the market, the Company reclassified the amounts presented on July 30, 2005. The main reclassifications took place with relation to the items "Cost of goods resold" and "Other".

(In thousands of reais, unless otherwise stated)

18. Selling Expenses

	Consolidated	
	Jun/2006	**Jun/2005**
Personnel	**(30,571)**	(24,334)
Outsourced services	**(17,299)**	(14,921)
Allowance for doubtful accounts	**(22)**	(1,331)
Depreciation and amortization	**(10)**	(11)
Other	**(565)**	(504)
Total	**(48,467)**	(41,101)

19. General and Administrative Expenses

	Parent Company		Consolidated	
	Jun/2006	**Jun/2005**	**Jun/2006**	**Jun/2005**
Personnel	**(29)**	(37)	**(14,915)**	(9,015)
Outsourced services	**(1,052)**	(886)	**(27,095)**	(21,093)
Rent	**-**	-	**(2,013)**	(1,915)
Depreciation and amortization	**-**	-	**(1,405)**	(2,186)
Other	**(3)**	(4)	**(1,273)**	(1,534)
Total	**(1,084)**	(927)	**(46,701)**	(35,743)

20. Other Operating Expenses, Net

	Parent Company		Consolidated	
	Jun/2006	**Jun/2005**	**Jun/2006**	**Jun/2005**
Other operating income:	**9**	-	**6,398**	1,530
Reversal of reserves	**-**	-	**-**	1,201
Recovered expenses	**-**	-	**6,008**	37
Other	**9**	-	**390**	292
Other operating expenses:	**(11,807)**	(6,430)	**(27,684)**	(11,067)
Taxes other than on income	**-**	-	**(12,917)**	(3,361)
Amortization of goodwill	**(11,807)**	(6,430)	**(11,807)**	(6,430)
Other	**-**	-	**(2,960)**	(1,276)
Total	**(11,798)**	(6,430)	**(21,286)**	(9,537)

(In thousands of reais, unless otherwise stated)

21. Financial Expenses, Net

	Consolidated	
	Jun/2006	Jun/2005
Financial income	**42,996**	56,532
Interest on short-term investments	**714**	1,032
Gains on derivative transactions	**32,667**	28,969
Restatements/Foreign exchange gains	**9,357**	26,153
Other	**258**	378
Financial expenses	**(57,094)**	(75,749)
Interest	**(3,244)**	(2,863)
Losses on derivative transactions	**(52,196)**	(71,185)
Restatements/Foreign exchange losses	**(126)**	(153)
Other	**(1,528)**	(1,548)
Total	**(14,098)**	(19,217)

22. Income and Social Contribution Taxes

The table below shows a reconciliation of the recorded tax expense with the amount that resulted from applying the combined tax rate of 34% (25% for income tax and 9% for social contribution tax on income):

	Consolidated	
	Jun/2006	Jun/2005
Income (loss) before taxes	**8,236**	13,094
Social contribution tax:		
Social contribution tax credit (expense)	**(741)**	(1,178)
Reversal of tax credit	**(12,159)**	-
Permanent differences		
Gifts	**(21)**	(13)
Nondeductible expenses	**(75)**	(88)
Goodwill amortization	**(1,063)**	(579)
Other	**404**	(84)
Social contribution tax expense in the statement of operations	**(13,655)**	(1,942)
Income tax:		
Income tax credit (expense)	**(2,059)**	(3,274)
Reversal of tax credit	**(33,476)**	-
Permanent differences		
Nondeductible expenses	**(208)**	(246)
Gifts	**(59)**	(36)
Goodwill amortization	**(2,952)**	(1,607)
Other	**1,124**	(232)
Income tax expense in the statement of operations	**(37,630)**	(5,395)
Total income and social contribution taxes	**(51,285)**	(7,337)

(In thousands of reais, unless otherwise stated)

23. Post Retirement Benefit Plans

The subsidiary Telefônica Empresas S.A. is a sponsor of the Visão Telefônica Empresas Benefit Plan, a defined contribution plan administered by Visão Prev Sociedade de Previdência Complementar.

The plan is funded by contributions made by participants and the sponsor, credited to individual accounts. The subsidiary is responsible for funding all administrative expenses and plan maintenance, including risks related to death and disability of participants. The subsidiary's contributions to the Visão Telefônica Empresas Plan are equal to those of participants, ranging from 2% to 9% of the contribution salary, based on the percentage chosen by the participant.

For the plan's actuarial valuation, the projected unit credit method was adopted; the plan's assets are determined as of November 30, 2005, as permitted by IBRACON (Brazilian Institute of Independent Auditors) Technical Interpretation No. 01/01, ratified by CVM through Circular Letter CVM/SEP/SNC/No. 01/2002.

In the first six-month period of 2006, the subsidiary's contributions to the Visão Telefônica Empresas Plan amounted to R$1,533 (R$1,419 in the first six-month period of 2005).

a) Reconciliation of assets and liabilities

	Jun/2006	**Mar/2006**
Fair value of assets	**5,709**	5,441
Total actuarial liabilities	**(2,915)**	(2,722)
Net assets (i)	**2,794**	2,719

(i) Although this plan has surplus, none of assets was recognized because reimbursement is legally impossible, considering the accounting practices adopted by the Company.

b) Expenses forecast for 2006

	Visão Telefônica Empresas
Cost of current service	(510)
Interest cost	(263)
Expected return on plan assets	716
Employee's contribution	14
Total	(43)

(In thousands of reais, unless otherwise stated)

24. Related Party Transactions

The most significant intercompany balances arise from transactions with the controlling group companies, which were carried out under usual market conditions for these types of operations as follows:

	Consolidated	
	Jun/2006	**Mar/2006**
ASSETS		
Current assets		
Trade accounts receivable	**12,548**	20,652
Other intercompany receivables	**12,721**	12,670
Noncurrent assets		
Other intercompany receivables	**376**	672
Total assets	**25,645**	33,994
LIABILITIES		
Current liabilities		
Trade accounts payable (i)	**26,617**	30,890
Intercompany payables	**17,479**	13,503
Total liabilities	**44,096**	44,393

	Jun/2006	**Jun/2005**
STATEMENTS OF OPERATIONS		
Revenues		
Data services	**121,718**	99,821
Commissions	**43,857**	46,462
	165,575	146,283
Operating costs and expenses		
Cost of services provided	**(88,557)**	(81,788)
Selling expenses	**(8,426)**	(7,102)
General and administrative expenses	**(9,156)**	(8,630)
Financial expenses, net	**(113)**	-
	(106,252)	(97,520)

(i) For purposes of better presentation, the amounts in trade accounts payable as of March 2006 were reclassified so as to facilitate comparison.

24. Related Party Transactions (Continued)

The amounts of the transactions with related parties presented in the table above refer to the following businesses:

- Trade accounts receivable and other intercompany receivables in current assets refer primarily to data communication services, integrated solutions and commissions receivable from Telecomunicações de São Paulo S.A. – Telesp, Telefonica International WholeSale Services América, Telesp Celular S.A. and Telerj Celular S.A..

- Other assets in noncurrent assets refer mainly to accounts receivable that are not related to Company's operations.

- Trade accounts payable and other liabilities refer primarily to the rental of network and infrastructure payable to Telecomunicações de São Paulo S.A. – Telesp, expenses of IT development services to Telefônica Datacorp, international internet transit services to Telefônica International WholeSale Services América and TIWS Brasil Ltda., and also administrative expenses to Cobros Serviços de Gestão Ltda.

- Gross operating revenue refers mainly to data communication services e integrated solutions provided by subsidiary Telefônica Empresas S.A. to Telecomunicações de São Paulo S.A. – Telesp, Terra Networks Brasil S.A., Telesp Celular S.A. and Telerj Celular, and also commissions received for management of customers who use voice transmission services on the amount of these services billed by Telesp to its customers.

- Costs of services provided refer primarily to the rental of networks and infrastructure paid to Telecomunicações de São Paulo S.A. – Telesp, and internet links payable to TIWS Brasil Ltda.

- Selling expenses refer mainly to commissions payable to Telesp and call center service to Atento Brasil SA.

- General and administrative expenses refer mainly to management services provided by Telefônica Gestão de Serviços Compartilhados do Brasil Ltda and expenses relating to billing and collection services to Cobros Serviços de Gestão Ltda.

(In thousands of reais, unless otherwise stated)

25. Insurance (not reviewed by the independent auditors)

The policy adopted by the Company and its subsidiary, as well as the Telefonica Group, is to obtain insurance coverage for all high-risk assets and liabilities of significant amounts, based on management's judgment, according to instructions of the Telefónica S.A. corporate program. The Company fully complies with the Brazilian legislation for retaining insurance policies.

In the first six-month period of 2006, insurance expenses totaled R$343 (R$464 in the first quarter of 2005).

The main insurance policies retained by the Company are as follows:

Type	Insured amount
Operating risks (loss of profits)	US$313,472 thousand
Auto liability – vehicles	R$1,000

26. Financial Instruments

Under the terms of CVM Instruction No. 235/95, the Company and its wholly-owned subsidiary valued their assets and liabilities considering available market information and proper valuation methodologies. However, both the interpretation of market data and the selection of valuation methodologies require considerable judgment and reasonable estimates in order to produce the most appropriate realizable value. Consequently, estimates presented herein are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions and/or valuation methodologies may have a material effect on the estimated realizable values.

The principal market risk factors that affect the Company's business are detailed below:

a) Exchange rate risk

This risk arises from the possibility that subsidiary Telefônica Empresas S.A. may incur losses due to exchange rate fluctuations, which would increase the balances of loans and financing denominated in foreign currency and the related financial expenses. To reduce this type of risk, management enters into hedge contracts (swaps) with leading financial institutions.

(In thousands of reais, unless otherwise stated)

26. Financial Instruments (Continued)

a) Exchange rate risk (Continued)

The subsidiary's indebtedness and results of operations are significantly affected by the exchange rate risk. As of June 30, 2006, part of the subsidiary's debt denominated in foreign currencies was hedged by swap transactions (swaps for CDI). Swap transactions were made to hedge the total debt in foreign currencies. Gains or losses on these transactions to hedge against the financial debt are recorded in the statement of operations, amounting to a consolidated loss of R$19,529. The Company and its subsidiary recorded a provision in the total amount of R$14,881 in current liabilities in order to recognize the temporary losses on these operations. Since these are hedging transactions, the consolidated net loss of R$19,529 on derivative transactions is offset against the foreign exchange gains on debts, in the amount of R$9,278.

The Company's and its subsidiary's net exposure to exchange rate risk, at book and market values, is as follows:

	Consolidated			
	Jun/2006		Mar/2006	
	Book value	Market value	Book value	Market Value
Liabilities				
Loans and financing	**150,208**	**150,135**	135,220	135,359
Trade accounts payable (i)	**4,816**	**4,816**	4,717	4,717
Foreign exchange swap – short position	**150,208**	**150,135**	135,220	135,359
Net exposure	**(4,816)**	**(4,816)**	(4,717)	(4,717)

(i) Of the trade accounts payable balance in foreign currency, R$4,296 refers to liabilities with affiliated companies.

Given the complexity of the process and the immateriality of the results obtained, the Company decided not to renew the hedging of non-financial liabilities in foreign currency. However, this risk exposure has been monitored, and the Company may enter into new hedge contracts if the risk becomes representative or is defined as significant by the Company management.

The valuation method applied for calculating the market value of loans, financing and hedge instruments (currency swap) was the discounted cash flow, considering the expected settlement of liabilities or the realization of assets at rates prevailing in the market on the balance sheet date.

For purposes of the accounting practices adopted in Brazil, hedge operations ("swap") are stated on the accrual basis, considering the contractual terms.

(In thousands of reais, unless otherwise stated)

26. Financial Instruments (Continued)

b) Interest rate risk

This risk arises from the possibility that the Company and its subsidiary may incur losses due to local or foreign interest rate fluctuations, which would affect financial income.

As of June 30, 2006, the Company had R$151,163 in loans and financing (R$136,131 as of March 31, 2006), of which R$150,208 in foreign currency at fixed interest rates (R$135,220 as of March 31 2006) and R$955 in local currency at variable interest rates – CDI (R$911 as of March 31 2006). Although part of the debt has been contracted in foreign currency at fixed rates, the Company makes use of hedge operations in order to link these debts to the local currency at interest rates indexed to CDI (interbank deposit rates), and therefore the company results are subject to impacts arising from CDI variation. On the other hand, the Company invests the excess cash of R$29,469 (R$5,565 as of March 31, 2006), primarily in short-term instruments subject to CDI variation, thus reducing this risk. The carrying amounts of these financial instruments approximate their market values due to their short-term nature.

c) Credit risk

The risk arises from the possibility that the subsidiary may incur losses due to the difficulty of collecting amounts billed to its customers. The credit risk on accounts receivable is dispersed. The subsidiary constantly monitors the level of accounts receivable and limits the risk of default by interrupting the supply of services. Exceptions are made for services that must be maintained for security or national defense reasons.

As of June 30, 2006, Telefônica Group companies represented approximately 9% of the subsidiary's total accounts receivable.

The Company is also subject to credit risk related to short-term investments and receivables from swap transactions. The Company reduces this exposure by diversification of the credit portfolio among leading financial institutions, based on a strict credit policy.

27. Relevant Fact

On March 9, 2006, the Boards of Directors of Telesp and TDBH, both under control of the Telefônica Group, approved the proposal that aims at a restructuring of the Multimedia Communication Services ("MCS") of Telefônica Empresas S.A. and Telesp. The operation will have the following steps:

(a) acquisition of TDBH by Telesp, whereby TDBH's shareholders will receive Telesp shares in accordance with the exchange ratio announced. With this operation, Telefônica Empresas S.A. will become a fully-owned subsidiary of Telesp. Telesp will succeed TDBH in all its rights and obligations; and,
(b) partial spin-off of Telefônica Empresas, with transfer of the MCS activities and assets to Telesp in the regions in which such service is already provided by Telesp.

This restructuring process will bring the following benefits to the Companies and their respective shareholders:

(i) Greater administrative, commercial, operational, fiscal and financial efficiency for the data transmission activities developed by Telefônica Empresas, by A. Telecom, and by Telesp;

(ii) Increased marketability of shares, principally for TDBH shareholders, but also for Telesp shareholders; and,

(iii) Cost reduction with the concentration of activities from all companies within a single publicly-traded company, Telesp.

The Extraordinary General Meetings of TDBH, TELESP and Telefônica Empresas were called to be held on April 28, 2006 for resolution of said restructuring proposal.

Because of the preliminary injunction obtained on a writ of prevention against TDBH with the 14th Civil Court of the Central Court of the Capital City of the São Paulo State by shareholders represented by Hedging-Griffo Corretora de Valores S.A., the General Meeting of TDBH was authorized by the Judicial Branch, however its effects are temporarily halted until the aforesaid decision is reconsidered by the Appellate Judge (Reporter) for Interlocutory Appeal 448.590-4/3 being considered by the 10th Chamber of Private Law of the Court of Justice of the São Paulo State.

Full documentation of the operation is available to general public at the headquarters of the Companies and at the CVM site.

TELEFÔNICA DATA BRASIL HOLDING S.A.

MANAGEMENT COMMENTS ON CONSOLIDATED PERFORMANCE
June 2006

TELEFÔNICA DATA BRASIL HOLDING S.A. is a company which was incorporated on January 30, 2001, in connection with the split-off of net assets of Company TELESP – Telecomunicações de São Paulo S.A., represented by investment in wholly-owned subsidiary Telefônica Empresas S.A. and amounts receivable from said subsidiary.

P&L HIGHLIGHTS	Jun06	Jun05	2Q06	1Q06	Change Jun06 x Jun05	Change 2T06 x 1T06
Gross operating revenue	481,965	428,801	242,846	239,119	12.4%	1.6%
Net operating revenue	396,178	354,033	199,802	196,376	11.9%	1.7%
Operating expenses	(308,607)	(268,356)	(150,008)	(158,599)	15.0%	-5.4%
EBITDA	87,571	85,677	49,794	37,777	2.2%	31.8%
EBITDA margin (%)	22.1%	24.2%	24.9%	19.2%	-2.1 p.p.	5.7 p.p.
Income (loss) from operations	7,846	11,199	11,959	(4,113)	-29.9%	-390.8%
Pretax income	8,236	13,094	12,148	(3,912)	-37.1%	-410.5%
Net income (loss)	(43,049)	5,757	6,695	(49,744)	-847.8%	-113.5%
Shares outstanding (billions)	1,071.2	1,071.2	1,071.2	1,071.2	0.0%	0.0%

Unaudited data

Highlights

- **Net operating revenues** totaled R$396.2 million in the period January to June 2006. In comparison with the same prior year period, there is an increase by R$42,1 million or 11.9%. In the quarterly comparative analysis, the increase reached R$3,4 million or 1.7%.

- **Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)**, in the 1st six-month period of 2006, reached R$87.6 million, whereas in the 1st six-month period of 2005 it totaled R$ 85,7 million, which represents an increase by R$1.9 million or 2.2%. In the comparative analysis as of the 2nd quarter of 2006 x 1st quarter of 2006 there was an increase of R$12.0 million or 31.8%. EBITDA's margin in the accumulated P&L for the 1st six-month period of 2006 reached 22.1% with relation to 24.2% in the 1st six-month period of 2005. In the quarterly comparison it reached 24.9% in the 2nd quarter of 2006 versus 19.2% in the 1st quarter of 2006.

TELEFÔNICA DATA BRASIL HOLDING S.A.

MANAGEMENT COMMENTS ON CONSOLIDATED PERFORMANCE (Continued)
June 2006



EBITDA - Six-month period comparative
2006 x 2005 x 2004 x 2003
(in thousands of Reais)
100.000
75.000
50.000
25.000
-
87.571
85.677
47.305
20.092
1S06
1S05
1S04
1S03



EBITDA - Quarter comparative
2Q06 x 1Q06 x 4Q05 x 3Q05
(in thousand of Reais)
60.000
45.000
30.000
15.000
-
49.794
37.777
41.058
43.841
2T06
1T06
4T05
3T05

The change in **EBITDA** in the 1st six-month period of 2006 is substantially due to the increase in operating revenue, services sold, general and administrative expenses and business communications and integrated solutions as compared to the 1st six-month period of 2005.

Net profit (loss) decreased by R$48.8 million, when compared to the 1st six-month period of 2006 x the 1st six-month period of 2005, and also by R$56.4 million comparing the 2nd quarter of 2006 x the 1st quarter of 2006. The reversal of the tax credit on tax loss carryforwards in March 2006 contributed to this performance.

Revenue Highlights

- **Gross operating revenues** totaled R$482.0 million in the period January to June 2006, in comparison with the same prior year period, when they totaled R$428.8 million. The comparison of the 2nd quarter of 2006 and the 1st quarter of 2006 presented an increase of R$3.7 million or 1.6%. The following services contributed to that performance:

- **Business communication,** when comparing the accumulated amount in the period January to June 2006 with the same prior year period, a growth of R$36.3 million or 11.2% is observed. The comparison of the 2nd quarter of 2006 and the 1st quarter of 2006 presented a decrease of R$2.6 million or – 1.4%, substantially due to the business communication services and internet services.

- **Resale of goods** substantially consist of the sale of materials – network solutions and sale of customized software. When comparing the accumulated amount for the period January to June 2006 with the same prior year period, a decrease of R$3.4 million was observed, as well as a decrease of R$0.6 million, when comparing the 2nd quarter of 2006 x the 1st quarter of 2006, notably in customized network software sales.

- **Commissions** substantially consist of revenues from voice service commissions with Telesp. In the 1Q06, it presents the balance of R$43.9 million, being the same balance presented for the six-month period of 2005, without any variations. In the 2nd quarter of 2006, this balance is R$21.9 million, the same presented in the 1st quarter of 2006.

- **IT solutions and outsourcing** represent revenues from sales with integrated solutions to customers and outsourcing of IT, telecommunications and data center. Those services present a growth of R$20.3 million when comparing the accumulated amount for the period January to June 2006 with the same prior year period. When comparing April - June 2006 to January - March 2006, there is an increase of R$7.0 million, or 23.4%.

- **Deductions** referred to taxes, when comparing the accumulated amount for the period January to June 2006 with the same prior year period, present an increase of R$11.0 million or 14.7%. In the quarterly comparative analysis (2nd quarter of 2006 x 1st quarter of 2006), there was an increase of R$0.3 million.

Highlights regarding expenses/other operating revenues

Operating expenses accumulated up to June 2006, in comparison with the same prior year period, grew by R$40.3 million or 15.0%. In the quarterly comparative analysis (2nd quarter of 2006 X 1st quarter of 2006), the decrease reached R$8.6 million or 5.4%.

Variations are explained through the following items:

- **Payroll expenses** reached 18.4% of net operating revenues in the period January to June 2006, versus 15.3% in the same prior year period, which represented an increase of 3.1 p.p. Payroll expenses in the 1st six-month period of 2006 presented R$72.9 million due to the consolidation of Katalyx Cataloguing occurred as from January 2006. In the 2nd quarter of 2006, they represented 17.8% of net operating revenues, resulting in an decrease of 1.2 p.p when compared to the 1st quarter of 2006.

- **Management expenses**, including third party services and infrastructure rent, represented 56.8% of Net Operating Revenues for the period January to June 2006, versus 58.6% in the same prior year period, which means a decrease of 1.8 p.p. In the 1st quarter of 2006 it represented 57.1% of Net Operating Revenue, thus generating a decrease in comparison with the 2nd quarter of 2006 by 0.7p.p. The main variations relates to last mile of other operators.

- **Tax expenses** up to June 2006, when compared with same prior year period, increased R$10.5 million. In the quarterly comparative analysis (2nd quarter of 2006 x 1st quarter of 2006), there was a decrease of R$3.2 million.

- **Allowance for doubtful accounts** represents an amount of R$ 23 million. The Company continues devoting efforts to keep this variable under control.

- **Depreciation** reached R$65.6 million in the period January to June 2006, which represented a growth of R$10.3 million or 18.8%, in comparison with the same prior year period, mainly resulting from the growth of the plant in service. In the quarterly comparative analysis (2nd quarter of 2006 X 1st quarter of 2006), there was a decrease of R$3.3 million or 9.4%.

Financial results present a decrease in financial revenues by R$13.5 million and in financial expenses by R$18.7 million, resulting in a financial gain of R$5.1 million, when comparing the accumulated amount for the period January to June 2006 with same prior year period, due to gain on hedge operations. In the quarterly comparative analysis (2nd quarter of 2006 x 1st quarter of 2006), there was positive result of R$0.8 million. Since the Company's operating Results and indebtedness are significantly affected by risk factor of foreign exchange rate market, the Company enters into hedge agreements with financial institutions in order to reduce the risk of rate fluctuations.

Loans and Financing: On June 30, 2006, the Company had loans and financing totaling R$151.2 million (R$136.1 million as of March 31, 2006), of which R$ 150.2 million were obtained in foreign currency at fixed interest rate (R$135.2 million as for March 31 2006), and R$0.9 million in local currency at a variable interest rate – Interbank Deposit Certificate (CDI) (R$0.9 million at March 31, 2006). Although part of these debts has been obtained in foreign currency at fixed rate, the subsidiary enters into hedge contracts aimed to have these debts pegged to local currency, at CDI-based floating interest rates, which makes the Company's results to be impacted by the CDI variation.

Additional Information

- **Transactions with related parties** – They are conducted under usual market conditions for this kind of operation. The main transactions with related parties, developed by the Company and its subsidiary, refer to an intercompany loan with companies of the Group, telecommunication services rendered and other services, in addition to commissions receivable related to voice services provided by Telesp to the subsidiary's customers, and payable commissions related to data transmission services provided to Telesp customers.

Shareholder's equity - Capital

Subscribed and paid in capital at June 30, 2006 amounted to R$702.9 million, being represented by 358,716,131,431 common shares and 712,437,254,531 preferred shares, all of them being registered shares with no par value. The Company is authorized as from April 4, 2002 (date when the first Annual General Meeting and the Second Special General Meeting were held) to increase its capital up to the limit of 1,500,000,000,000 shares, common or preferred, and the Board of Directors is the proper authority to decide the increase and the consequent issuance of new shares, within the capital limit allowed. It is not obligatory to keep the proportion between the number of shares of each type upon capital increases. However, it is necessary to observe that the number of non-voting preferred shares or those with voting restrictions may not exceed 2/3 of the shares issued.

Summarized History

Telefônica Data Brasil Holding S.A. was incorporated on January 30, 2001, as a result of the partial spin off of net assets of Telecomunicações de São Paulo S.A.- Telesp, represented by investment in the wholly-owned subsidiary Telefônica Empresas S.A., and amounts receivable from the referred to subsidiary, approved in the Special General Meeting held on that date. In the process of partial spin off of Telecomunicações de São Paulo S.A. – Telesp, and Company's incorporation, a share of the same type of the new company's capital was assigned to each share held by the Telesp's shareholders, considering the same rights as those of the outstanding shares that were previously held. On May 08, 2001, the Company, upon registration at the Brazilian Securities Commission (CVM), obtained the condition of corporation, listed on the São Paulo Stock Exchange. It is also registered at the Securities and Exchange Commission – SEC, in the USA, and its "American Depositary Shares (ADSs)" – level I are traded on the New York Stock Exchange (NYSE).

At December 11, 2002, the subsidiary Telefônica Empresas S.A. sold the assets and customer contracts related to "Commuted IP" and "Speedy Link" services to Telesp. In view of the fact that Telesp, at the time, depended on Anatel's authorization to provide these services in order to ensure customer service continuity, Telefônica Empresas S.A. leased such equipment and ensured continuity of the services over 2003. Beginning January 2004, once the referred to authorization was obtained, Telesp assumed provision of these services.

Main Objectives

Telefônica Data Brasil Holding S.A., in addition to other objectives, aims at controlling the provision of switched network service packs, as well as other telecommunication services and related activities.

Its subsidiary, Telefônica Empresas, operates all over the country and has the largest data transmission structure of São Paulo State. The Company provides services in 26 states and also in the Federal District. It serves large companies and corporations, by combining communication and information technology with integrated solutions to customers.

The Company's objective is to consolidate itself in the market as a service provider for large companies, which distinguishes it from the traditional telecommunication operators. That must be done by strengthening the Solution service businesses. By understanding the evolution of each market segment, the professionals of Telefônica Empresas may integrate in only one solution the connectivity, data center, applications and outsourcing of services and equipment. They also may, based on the specific needs of a customer, for example, create a service to find people by means of cellular terminals, implement sales teams' automation projects, integrate production networks with different platforms, etc.

Data communication services are necessary for developing innovative projects for large corporate customers. Therefore, Telefônica Empresas becomes each time closer to the customer, and creates long-lasting partnerships, based on its capacity of adding value to the business of large companies.

Subsequent Events

On March 9, 2006, the Boards of Directors of Telesp and TDBH, both under control of the Telefônica Group, approved the proposal that aims at a restructuring of the Multimedia Communication Services ("MCS") of Telefônica Empresas S.A. and Telesp. The operation will have the following steps:

(i) acquisition of TDBH by Telesp, whereby TDBH members will receive Telesp shares in accordance with the exchange ratio announced. With this operation, Telefônica Empresas will become a fully-owned subsidiary of Telesp. Telesp will succeed TDBH in all its rights and obligations; and,

(ii) split-off of Telefônica Empresas, with transfer of the MCS activities and assets to Telesp in the regions in which such services is already provided by Telesp.

This restructuring process will bring the following benefits to the Companies and their respective shareholders:

(i) Greater administrative, commercial, operational, fiscal and financial efficiency respecting data transmission activities developed by Telefônica Empresas, by A. Telecom, and by Telesp;

(ii) Increased marketability of shares, principally for TDBH shareholders, but also for Telesp shareholders; and,

(iii) Cost reduction with the concentration of activities from all companies within a single publicly-traded company, Telesp.

The Special General Meetings of TDBH, TELESP and Telefônica Empresas were called to be held on April 28, 2006 for resolution of said restructuring proposal.

Because of the preliminary injunction obtained on a writ of prevention against TDBH with the 14th Civil Court of the Central Court of the Capital City of the São Paulo State by shareholders represented by Hedging-Griffo Corretora de Valores S.A., the General Meeting of TDBH was authorized by the Judicial Branch, however its effects are temporarily halted until the aforesaid decision is reconsidered by the Appellate Judge (Reporter) for Interlocutory Appeal 448.590-4/3 being considered by the 10th Chamber of Private Law of the Court of Justice of the São Paulo State.

Full documentation of the operation is available to general public at the headquarters of the Companies and at the CVM site.